UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Across America Financial Services, Inc.
----------------------------------------------------------------------------
(Name of Issuer)

Common Stock
----------------------------------------------------------------------------
(Title of Class of Securities)

00501N 10 3
----------------------------------------------------------------------------
(CUSIP Number)

Steven M. Bathgate
5350 South Roslyn, 400
Greenwood Village, CO  80111
(303) 867-3415
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00501N 10 3

______________________________________________________________________________________________________

1	Names of Reporting Persons.
I.R.S Identification Nos. of above persons (entities only)

Steven M. Bathgate
______________________________________________________________________________________________________
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
______________________________________________________________________________________________________

(b)
______________________________________________________________________________________________________

3	SEC Use Only
______________________________________________________________________________________________________

4	Source of Funds (See Instructions) OO
______________________________________________________________________________________________________

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
______________________________________________________________________________________________________

6	Citizenship or Place of Organization United States
______________________________________________________________________________________________________

	7	Sole Voting Power	744,914
Number Of	_________________________________________________________________________________
Shares
Beneficially	8	Shared Voting Power	1,375,250
Owned by Each	_________________________________________________________________________________
Reporting
Person With	9	Sole Dispositive Power	744,914
	_________________________________________________________________________________

	10	Shared Dispositive Power	1,375,250
	_________________________________________________________________________________

11	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,120,164 shares

______________________________________________________________________________________________________

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
______________________________________________________________________________________________________
13	Percent of Class Represented by Amount in Row (11)	8.71%
______________________________________________________________________________________________________

14	Type of Reporting Person (See Instructions)	IN
______________________________________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is Common Stock, no par value per share (the "Common Stock"), of Across America Financial Services, Inc., a Colorado corporation, which has its principal executive offices at (the "Issuer" or "AAFS").

ITEM 2.  IDENTITY AND BACKGROUND

The information set forth herein is given with respect to Steven M. Bathgate, a U.S. citizen.  Mr. Bathgate has served as Mr. Bathgate has served as Senior Managing Partner of Bathgate Capital Partners LLC since 1996.  His business address is 5350 South Roslyn, Suite 400, Greenwood Village, CO 80111.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 31, 2009 the Issuer completed the acquisition of Apro Bio Pharmaceutical Corporation ("Apro"), pursuant to the terms of the Agreement of Merger and Plan of Reorganization, as amended (the "Merger Agreement") among the Issuer, Apro and Across America Acquisition Corp., a wholly-owned subsidiary of the Company ("AAAC").  Under the terms of the Merger Agreement AAAC was merged into Apro, and Apro became a wholly-owned subsidiary of the Company. Pursuant to the terms of the Merger Agreement, the shareholders of Apro were issued a total of 18,210,295 shares of the Company's common stock in exchange for their Apro shares.  In addition, the Company assumed all of the outstanding options and warrants to purchase shares of common stock of Apro.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Bathgate acquired the securities pursuant to the consummation of the Merger Agreement described more fully in Item 3 above.

Consummation of the Merger Agreement resulted in a change in control of the Issuer more fully described in the Issuer's Current Report on Form 8-K dated March 31, 2009, as filed with the Commission on April 6, 2009.

The securities of the Issuer were acquired by Mr. Bathgate for investment. Mr. Bathgate reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

As more fully described above, the shares were acquired by Mr. Bathgate in a transaction that resulted in a material acquisition by the Issuer and a change in control of the Issuer.  As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  Mr. Bathgate is deemed to be the beneficial owner of 2,120,164 shares of the Issuer's common stock.  This amount includes 235,000 shares held directly by Steven M. Bathgate (of which 25,000 shares are held by his IRA) and 509,914 shares underlying common stock purchase warrants held by Mr. Bathgate. Also includes 1,162,750 shares held by Bathgate Partners LLC, of which Mr. Bathgate is a Senior Managing Partner; 137,500 shares owned by Mr. Bathgate’s wife; 25,000 shares underlying a convertible note held by Mr. Bathgate’s wife; and 50,000 shares underlying common stock purchase warrants held by Mr. Bathgate wife. Mr. Bathgate disclaims beneficial ownership of all of Mrs. Bathgate’s shares.

       (b)  Mr. Bathgate holds sole voting and investment power over the 235,000 share held directly and the 509,914 shares underlying common stock purchase warrants. He shares voting and investment power with respect to the 1,162,750 shares held by Bathgate Partners LLC; 137,500 shares owned by Mr. Bathgate’s wife; 25,000 shares underlying a convertible note held by Mr. Bathgate’s wife; and 50,000 shares underlying common stock purchase warrants held by Mr. Bathgate wife. Mr. Bathgate disclaims beneficial ownership of all of Mrs. Bathgate’s shares.

     (c)  The only transaction in the Issuer's securities in which Mr. Bathgate was directly involved during the last 60 days is the consummation of the merger on March 31, 2009

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As more fully described in Item 3 above, the securities were acquired by Mr. Bathgate in connection with the consummation of the Merger Agreement, which resulted in a material acquisition by and a change in control of the Issuer.

Pursuant to the terms of the merger agreement, Mr. Bathgate has been selected to become a Director of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.  Agreement of Merger and Plan of Reorganization dated November 17, 2008, as amended. (Incorporated by reference from the Issuer's Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009.)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2009

                /s/ Steven M. Bathgate
                      Steven M. Bathgate